Via Facsimile and U.S. Mail
Mail Stop 4720

March 25, 2010

Ms. Lynda L. Pitts
Chairman and Chief Executive Officer
Regan Holding Corp.
2090 Marina Avenue
Petaluma, California 94954

Re: Regan Holding Corp.
Forms 10-K and 10-K/A for the Fiscal Year Ended December 31, 2008
File No. 000-19704

Dear Ms. Pitts:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief